Filed by Alliant Techsystems Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Orbital Sciences Corporation
Commission File No.:  001-14279

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed “Morris Trust” transaction between ATK and Orbital, pursuant to which Sporting will be distributed to ATK’s stockholders and Orbital will merge with a subsidiary of ATK with Orbital surviving the merger as a wholly-owned subsidiary of ATK (the “Transaction”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction and the expected tax treatment for the Transaction, future opportunities for Sporting and the combined company and products and any other statements regarding Sporting’s, ATK’S and Orbital’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “expected,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of approval of both ATK’s stockholders and Orbital’s stockholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time-frames or at all and to successfully integrate Orbital’s operations with those of the ATK Aerospace & Defense; the integration of Orbital’s operations with those of ATK Aerospace & Defense being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Transaction; the retention of certain key employees being difficult; Sporting’s ability to operate successfully as a standalone business; Sporting’s, ATK’s and Orbital’s ability to adapt its services to changes in technology or the marketplace; Sporting’s, ATK’s and Orbital’s ability to maintain and grow its relationship with its customers; reductions or changes in NASA or U.S. Government military spending, timing of payments and budgetary policies, including impacts of sequestration under the Budget Control Act of 2011, and sourcing strategies; intense competition; increases in costs, which the business may not be able to react to due to the nature of U.S. Government contracts; changes in cost and revenue estimates and/or timing of programs; the potential termination of U.S. Government contracts and the potential inability to recover termination costs; reduction or change in demand for commercial ammunition, firearms or accessories, including the risk that placed orders exceed actual customer requirements; risks associated with expansion into commercial markets; actual pension and other postretirement plan asset returns and assumptions regarding future returns, discount rates, service costs, mortality rates, and health care cost trend rates; greater risk associated with international business, including foreign currency exchange rates and fluctuations in those rates; other risks associated with U.S. Government contracts that might expose Sporting, ATK or Orbital to adverse consequences; costs of servicing debt, including cash requirements and interest rate fluctuations; security threats, including cybersecurity and other industrial and physical security threats, and other disruptions; supply, availability, and costs of raw materials and components, including commodity price fluctuations; government laws and other rules and regulations applicable to Sporting, ATK and Orbital, such as procurement and import-export control, and federal and state firearms and ammunition regulations; the novation of U.S. Government contracts; performance of subcontractors; development of key technologies and retention of a qualified workforce; fires or explosions at any of Sporting’s, ATK’s or Orbital’s facilities; environmental laws that govern past practices and rules and regulations, noncompliance with which may expose Sporting, ATK or Orbital to adverse consequences; impacts of financial market disruptions or volatility to customers and vendors; results of acquisitions or other transactions, including the ability to successfully integrate acquired businesses and realize anticipated synergies, cost savings and other benefits, and costs incurred for pursuits and proposed acquisitions that have not yet or may not close; unanticipated changes in the tax provision or exposure to additional tax liabilities; and the costs and ultimate outcome of litigation matters and other legal proceedings. Additional information concerning these and other factors can be found in ATK and Orbital’s filings with the Securities and Exchange Commission (the “SEC”), including ATK and Orbital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  ATK and Orbital assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the proposed “Morris Trust” transaction between ATK and Orbital, pursuant to which Sporting will be distributed to ATK’s stockholders and Orbital will merge with a subsidiary of ATK, with Orbital surviving the merger as a wholly-owned subsidiary of ATK, ATK and Orbital intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including an ATK registration statement on Form S-4 that will include a joint proxy statement of ATK and Orbital that also constitutes a prospectus of ATK.  In addition, Sporting, a subsidiary of ATK, intends to file a registration statement on Form 10 or S-1 that will constitute a prospectus of Sporting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENTS/PROSPECTUSES AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATK, ORBITAL, SPORTING AND THE PROPOSED TRANSACTION.  The joint proxy statement and registration statements/prospectuses and other documents relating to the proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from ATK upon written request to ATK by emailing investor.relations@atk.com or by calling Michael Pici at 703-412-3216 or from Orbital upon written request to Orbital at investor.relations@orbital.com or by calling Barron Beneski at 703-406-5528.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, ATK, Orbital and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction under the rules of the SEC.  Information regarding ATK directors and executive officers may be found in its Annual Report for the year ended March 31, 2013 on Form 10-K filed with the SEC on May 23, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Stockholders filed with the SEC on June 14, 2013.  Information regarding Orbital’s directors and executive officers may be found in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on February 25, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on March 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

* * * * *

ATK & Orbital Webcast Transcript Moderator: Laura Fox-Anderson April 29, 2014 9:00 am ET

Operator:
Good day, everyone, welcome to the ATK Orbital joint conference call. Today’s conference is being recorded. The agenda for today’s call is in two parts. The first portion will focus on the merger. Prepared remarks will be made and there will be 30 minutes for question and answers.

We ask that you keep questions related to the merger only and due to the high volume of attendance, limit it to one question per person. We will then take a short pause and the second portion of the call will commence to discuss the spin.

Again, after the prepared remarks there will be 30 minutes for questions and answers focused on the spin and limited to one per participant.

At this time I would like to turn the call over to Mr. Michael Pici, ATK’s Director of Investor Relations. Please go ahead sir.

Michael Pici:
Thank you (James). Good morning and thank you for joining us today. With me this morning are Mark DeYoung, ATK’s President and Chief Executive Officer and Neal Cohen, Executive Vice President and Chief Financial Officer.

Also with me are David Thompson, Orbital Sciences Corporation’s Chairman, President and Chief Executive Officer and Garrett Pierce, Vice Chairman and Chief Financial Officer.

Before we begin, I’d like to remind everyone that during today’s call we will be making several forward-looking statements and we make these statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act.

These forward-looking statements reflect our best estimates and assumptions based on our understanding of information known to us today. These forward-looking statements are subject to the risks and uncertainties that face ATK and Orbital and the industries in which we operate. We encourage you to review today’s press releases from both ATK and Orbital for more information on these risk factors as well as both companies’ SEC filings.

Please also note that we had posted presentation materials on our website at ATK.com and on Orbital Sciences website at Orbital.com which supplement our comments this morning and include a reconciliation of non-GAAP financial measures.

Please also see additional legal statements at the end of both releases. With that said, I’ll turn the call over to you Mark.

Mark DeYoung:
Okay, great. Thank you Mike and thanks for joining us everyone. Good morning to you. We appreciate you joining us on this call to talk about an important announcement regarding our plan to separate ATK into two strong independent companies focused on outdoor products and on aerospace and defense.

ATK’s Board of Directors has approved a definitive agreement for the tax-free spinoff of the company’s sporting group to ATK’s shareholders.

The spinoff will be immediately followed by a tax free all-stock merger between ATK’s aerospace and defense groups with Orbital Sciences Corporation. Upon completion of the transaction, current ATK shareholders will own approximately 53.8% of the combined company and Orbital shareholders will own approximately 46.2% of the combined company.

Pending customary closing conditions, including regulatory approvals and approval by both ATK’s and Orbital’s shareholders, we expect to complete the transaction by the end of this calendar year. The combined company will be known as Orbital ATK Inc. and will be headquartered in Dulles, Virginia at Orbital’s current headquarters.

Our sporting and A&D businesses operate in two fundamentally different markets with very different operating dynamics, different compliance requirements, different customer sets and different growth opportunities.

As a standalone outdoor products company and as a standalone A&D company merged with Orbital, they’ll be more focused businesses with clear and distinct strategic visions and objectives with additional operational flexibility, financial strength to make the most of their unique opportunities in their respective industries.

Through the proposed merger with Orbital, ATK is executing its vision to be a focused leader in aerospace and defense with advanced capabilities and commitment to continuous innovation to support US and allied military requirements, space missions and aerospace capabilities.

ATK is the world’s largest producer of solid rocket propulsion systems and a growing supplier of military and aircraft structures and satellite systems. The company is an industry leader in ammunition, precision and strike weapons, defense electronic systems, missile warning solutions and tactical rocket motors across air, sea and land-based systems.

We see opportunities to focus and build upon ATK’s success in aerospace and defense through a combination with Orbital’s proven track record in creating new launch vehicles, satellites and other advanced space technologies.

Both ATK and Orbital are focused on enhancing the capability of existing customer systems by developing solutions that can be more flexibly deployed to support their mission for enhanced cost effectiveness. ATK and Orbital have partnered for more than three decades on several successful programs and we’re focused on delivering affordable innovation that meets our customers’ needs.

The combined company will emerge as an industry leader with common cultures, lean execution models and innovative products serving the aerospace and defense markets.

This unique combination builds upon our longstanding relationship and similar cultures to deliver innovation, execution excellence and enhanced opportunities that drive shareholder value.

The proposed merger is expected to generate cost and revenue synergies and create a more streamlined competitor. Expected revenue synergies include improved product offerings, increased competitiveness and strong customer relationships.

Cost synergies are expected to include the elimination of duplicative public company expenses, economies of scale and additional streamlining of our operations.

The merger of equals creates shareholder value for a more diverse portfolio of products and accelerated technology innovations. Based on ATK’s last 12 months as of December 31, 2013, and Orbital’s fiscal year 2013 results, the combined company’s expected revenue for 2013 would have been $4.5 billion. EBIT margin would have been approximately 10% and EBITDA would have been $585 million with net debt of approximately $1.4 billion.

The company will enjoy a strong balance sheet and will retain a relationship with Sporting to supply ammunition, components and gun powder from the Lake City ammunition plant and from New River Energetics.

ATK will continue to issue a dividend until the anticipated close of the transaction. And the combined company will have 16 directors with nine members from Orbital and seven from ATK. ATK’s chairman of the board of the directions will be General Ronald Fogleman who will serve as the Orbital ATK's board chairman going forward.

Co-founder, Chairman, President and CEO of Orbital, Dave Thompson will serve as President and CEO. ATK’s Senior Vice President and Aerospace Group's President, Blake Larson will serve as Orbital ATK’s Chief Operating Officer. Orbital’s Chief Financial Officer, Garrett Pierce, will serve as CFO of the combined entity.

It’s an honor to participate in this call with you today to discuss the exciting strategic future for both ATK and for Orbital. We look forward to taking your questions but first I want to turn the call over to Dave Thompson from Orbital.

Dave?

Dave Thompson:
Thanks Mark and good morning to everyone. This is a great day for both Orbital and ATK as we announce a truly transformative merger of equals that will create a major new space and defense and aviation systems company.

From a strategic standpoint this merger will create a much larger and more capable but still highly innovative, agile and competitive space and defense systems manufacturer with a sharp focus on affordability for our customers.

Specifically, it will allow the Orbital heritage business units to reduce cost and increase product performance for our core space and missile defense customers in part through greater vertical integration provided by ATK’s propulsion systems and space components.

And for the ATK heritage businesses it will provide greater value added options for customers in strategic and tactical missiles, advanced armament and commercial aviation areas through application of Orbital's systems engineering and integration capabilities.

In addition, the new Orbital ATK will broaden both companies' customer relationships and will diversify our space and defense program portfolio by accelerating our planned expansion into closely adjacent business areas.

For Orbital, the merger will increase the scale and scope of our human, industrial and financial resources to enable future growth at lower risk. For both companies there are compelling operational and financial synergies that can be realized from Year 1 allowing us to achieve faster growth and lower costs in ways that benefit both our customers and our investors.

So I believe this combination will benefit both Orbital and ATK shareholders in both the short term and long-term by unlocking substantial immediate value and also by achieving sustainable profitable growth for years to come.

To add a bit to what Mark said, here’s an overview of what the combined company will look like. The new Orbital ATK will be an industry leader and a growing supplier in five aerospace and defense business areas.

Three of these are in the space and aeronautics category and will represent about 60% of our combined revenue; and two are in non-space defense programs accounting for approximately 40% of revenue.

The first three of these: launch vehicles and rocket propulsion systems representing approximately 25% of the total revenue and reflecting both Orbital and ATK heritage businesses.

Next, satellites and advanced space systems accounting for approximately 22% of combined revenues primarily in Orbital heritage business but supplemented with work ATK has done in this area as well.

And third, airspace structures and components currently representing about 13% of combined revenues and ATK’s heritage business. The remaining two defense oriented areas are these: missile systems and defense electronics, accounting for approximately 18% of revenue, primarily in ATK heritage business - but with Orbital contributions as well; and finally armament systems and ammunitions, about 22% of revenue - an ATK heritage business unit.

The new company will have an impressive array of resources with approximately 13,000 employees including 4,300 engineers and scientists and operations in about 20 states.

We expect that the new company on a combined basis to generate about $4.5 billion in annual revenue to produce in excess of $575 million in EBITDA and to report approximately $4.00 in earnings per share using calendar year 2013 actuals.

At closing later this year we estimate that Orbital ATK will have net debt of approximately $1.4 billion or about 2.4 times EBITDA, cash of about $300 million and just over 60 million shares outstanding. It should also have a total contract backlog of approximately $11 billion.

Our work to-date has also identified near-term opportunities for up to $200 million in annual revenue synergies and up to $100 million in cost synergies which we estimate can be realized by the end of the second year of combined operations at the end of 2016.

Putting this together I believe this makes for a very attractive financial outlook. We are establishing preliminary three-year targets covering the 2015 to 2017 period of 4% to 5% compound annual growth in revenue and 12% to 15% compound annual growth in earnings per share with cumulative three-year free cash flow targets, at or in excess of $1 billion.

This robust cash flow would allow us, if we so choose, to reduce net debt below one times EBITDA within three years while also maintaining healthy cash balances for strategic investments, stock repurchases and dividend payments.

Looking ahead to the transition I think we have several factors working to our advantage that should lead to a smooth and expeditious integration. First, as Mark noted, Orbital and ATK have worked together for over 25 years and know each other very well from cooperation on multiple programs and at multiple levels.

For instance, over 400 ATK-provided rocket motors have been used on more than 150 Orbital-built launch vehicles since the late 1980s. More recently, about 100 Orbital-produced satellites have incorporated over 250 ATK-provided solar arrays, communication antennas, propellant tanks and composite structures since the mid 1990’s.

Today these two companies are working together on numerous joint programs which include our Antares rocket, Cygnus spacecraft, stratolaunch booster, missile defense, interceptors, and target vehicles and various commercial and government satellites. And we are considering ways to further expand these relationships such as an increased ATK involvement in our Antares launch vehicle.

Second, an anticipated smooth organizational integration for these reasons. First, the companies have compatible cultural values of innovation, agility and affordability. Second, there’s great chemistry at the board of directors and senior executive levels and strong management relationships at a variety of working levels within Orbital ATK.

Third, the companies have historically taken similar approaches to research and development and product innovation and customer commitments, and finally we share many common engineering tools and business systems and operate in a number of proximate locations in a variety of states.

Our schedule for the next six to eight months includes these major events; first, within the next three to four weeks we expect to make our Hart-Scott-Rodino filings with the regulatory authorities and that will be followed several months later with the necessary SEC materials to effect both the merger and the spin-off.

Shareholder materials and meetings are expected to occur in the late summer or early fall and we’re targeting a closing by the end of this calendar year. Looking beyond just 2014 we expect to see partial benefits of synergies realized in 2015 and full benefits in place by the end of 2016.

To conclude, I’m convinced that this merger is the kind of event that is often sought but rarely found, one with compelling benefits for all of our stakeholders. For customers, Orbital ATK will provide a broader range of products at lower cost, together with accelerated innovation and increased depth of resources.

For our stockholders, the merger will feature a stronger outlook for faster growth and increased profitability, with robust cash generation and near-term synergy potential. And for employees, the new company will offer expanded long-term career prospects and greater security.

Thank you for your attention. We're now ready to respond to your questions.

Operator:
At this time if you'd like to ask a question, please press the star and 1 on your touch-tone telephone. You may withdraw your question at any time by pressing the pound key. Once again to ask a question, it is star and 1. Our first question comes from Joe Nadol of JPMorgan. Please go ahead. Your line's open. Joe Nadol, your line is open.

Okay, and our next question comes from Howard Rubel of Jefferies. Please go ahead.

Howard Rubel:
Thank you very much, David and Mark. It's very clear this deal was very well-considered, and the explanation is pretty clear. But just to follow up for a moment, you know, one of the challenges is timing of synergies and cost associated with those. Because the businesses are not easy to always put together.

So could you provide a little bit more color as to how you arrived at those benefits, and some of the costs you've got there?

David Thompson:	Yeah, sure. Good morning, Howard. This is Dave. The work we've done so far has identified synergy opportunities both in terms of enhanced revenue and cost savings.

On the revenue side, we're estimating over the first couple of years in combined operations between $150 and $200 million in annual revenue will derive primarily from two broad categories.

The somewhat larger category is likely to relate to greater customer demand through the cost reductions attending vertical integration, largely within the context of our existing product lines.

The second and slightly smaller category is one where we anticipate that the combined capabilities of the two companies will allow us to more rapidly and successfully introduce new or enhanced products that have improved performance or greater value added for customers.

For the examples in the first case, we include space launch vehicles and missile defense systems, as well as satellites, particularly in government markets. Examples in the second case include tactical missiles and precision weapons, plus advanced space systems.

Now looking a little bit longer term, beyond just the next couple of years, we also perceive, in the second half of the decade, opportunities for several major new programs that probably would not have been realistic for either Orbital or ATK to pursue on our own.

These include examples such as the next generation ICBM, and also in-space satellite servicing on a broader scale than has been done in the past.

Now shifting to the cost side of the equation, we estimate -- again, over a two-year period, 2015 and '16 -- cost saving opportunities between $70 and $100 million per year. The biggest part of those savings are likely to come from eliminating unnecessary costs for two public reporting companies, as well as efficiencies in corporate office and operating group SG&A.

We also expect to be able to better balance our work centers to achieve efficiencies in our supply chain and our facilities, and to further achieve some consolidation in areas like our information technology and our bid and proposal work.

So those areas have been identified, in some cases at a fairly good level of detail. In others where more work is done, we expect that those will be phased in over a couple of years.

Now the achievement of these synergies will not come without some investment. And so there will be, over the first couple of years, a transition cost that we would incur to build, for the long term, a very lean and efficient operations.

So on a net basis, particularly the first year, the amount realized will be less. But as we, on a run rate basis complete the second year, we should be well in the range of both those revenue and those cost synergies.

Operator:	And our next question comes from Steven Cahall of Royal Bank of America. Please go ahead.

Steven Cahall:
Yeah, thanks. Royal Bank of Canada. Maybe my first question is just on sporting is I was wondering if you could talk about, Mark, the strategy that you see in that business now, both organically and inorganically. It looks like it's going to come out of this deal relatively unlevered, so both on your organic strategy, but then also maybe where you're going to be initially looking to add to that business, and where you think the portfolio could be strengthened.

Mark DeYoung:
Okay, Steve, you know, well that's an excellent question. If you'll bear with us, we'd like to take the sporting portion of the questions later. So we're going to focus this first half of our meeting today on the merger, on the A&D side.

We'll take a short break. We'll come back. I'll share some comments with you about sporting. And then we'll take Q and A on the sporting piece at the end of our time block. So I'd like to save that please.

Steven Cahall:
Okay, then. So maybe just a different one. Can you maybe, for both yourself and David, discuss why the merger made sense now, as opposed to, you know, looking at six months, twelve months ahead of time perhaps after an ATK de-merger?

Mark DeYoung:
Sure. So a couple of thoughts on that, and I think Dave and I are both very excited about the opportunities we have for this merger of equals. We're very excited about some of the things Dave just described to you.

I think from Dave's comments to Howard's question, you get a sense for how well we know each other, and how well we understand each other's company cultures and businesses.

So in part I think this is the logical next step for ATK. We've spent a decade building our sporting group. It's now approximately a $2.2 billion business. It's a leader in the ammunition segment. We recently were able to bolster that business with some recent acquisitions, and get to the mass scale and size where we believe it can stand on its own.

And that allows us to then also look at our A&D business. And this merger allows us to marry ATK's A&D business with Dave's business in Orbital and create a very strong, focused competitor in aerospace and defense.

So we think that because ATK's businesses, both sporting and A&D, have operated in two fundamentally different markets, very different operating dynamics, different compliance requirements, different customer sets and growth opportunities, that separating those companies now will make a lot of sense for the shareholder.

It'll make a lot of sense for our future strategies going forward. And this opportunity to bring two great companies together into Orbital ATK, I think, is all logical, and it's going to create some great value opportunities, as you heard Dave describe them.

So I can't think of a better time than now to take this kind of action. We're very pleased that it's been able to come together.

Dave Thompson:	I might add to that two other timing considerations -- one external, in the markets we're active in, and one a little more internal at Orbital.

On the external side, the combination of ATK aerospace and defense and Orbital really does bring together two companies that have historically been very innovative in their respective markets, and have been focused on affordability as a really fundamental attribute of the products and systems that we provide.

And I think those two features really are going to be the watch words in much of the aerospace and defense sector for the next decade. Budgets are going to be tighter, but the need for product and technology innovation is not going away. And so the combination now puts Orbital ATK really, I think, at the forefront of the changes that are going to become increasingly evident, particularly in the defense sector, over the next five years.

Secondly, from an internal standpoint, Orbital, over the past four or five years up through 2013, had been very focused on major new product development programs that culminated last year with the successful introduction of our first medium-class space launch vehicle, Antares, and rounding out our product line in medium-class satellites.

With that work now substantially complete from the standpoint of research and development, focus on the management team and a very heavy period of investment, the company has not only the managerial bandwidth, but the financial flexibility to embark on the next phase of our growth. And so the timing was just perfect from our standpoint as well.

Mark DeYoung:
Yeah, I couldn't agree more, Dave, in terms of we believe the timing for the A&D business is - we've been proactive. We've been thoughtful about this and been working this for many, many months. And we think the position of the company is very proactive way to be very strong in the future.

Operator:	And our next question comes from Joe Nadol of JPMorgan. Please go ahead.

Joe Nadol:	Thanks. Can you hear me this time?

Mark DeYoung:	Yeah, Joe. We missed you the first time.

Joe Nadol:
All right, all right, well congratulations on your announcement this morning. My question is just digging into those synergies a little bit you estimate that $45 million to $65 million are going to be around at the end for shareholders. I was wondering if you could share how you arrived at that, you know, given not only the nature of cost plus contracts but also the longer-run givebacks that take place even with fixed price contracts with the government.

Garrett Pierce:	Yeah, sure. Joe, this is Garrett Pierce. How are you doing?

Joe Nadol:	Good, thank you.

Garrett Pierce:
All right. As we look at it, obviously to get these meaningful savings you've got to spend some money on that. And we estimate over the first couple of years the combined company expects to incur about $35 to $50 million of cost, and that's net of recovery on cost plus contracts, which is about 50% to complete the transition to integrate the two companies.

As the transition and integration is completed, the businesses expect to generate savings up to $100 million. And we expect to realize revenue synergy of up to $200 million hence the combined company expects to realize these benefits and synergies during 2015 partially, but fully recognize the benefits by 2016.

Once fully recognized these synergies, we expect it to result in an annual pre-tax profit improvement of $40 to $65 million, or about 45 cents to 70 cents per share, and an estimated accretion of about 15%.

Dave Thompson:
Joe, I might - this is Dave Thompson - what I might add to that is that Orbital and the aerospace and defense groups within ATK have a fairly similar contract mix, in the sense that a little more than 60% of Orbital's current backlog is fixed price and that's comparable to the same metrics at ATK.

So a good bit of the savings will be returned on cost-reimbursable contracts that customers put in. Across the board, these savings will make the company more competitive and that improved competitive position will in itself generate incremental revenue, which will carry with it incremental earnings for many years to come.

Joe Nadol:	Okay, thank you.

Operator:	And our next question comes from Patrick McCarthy from FBR Capital Markets. Please go ahead.

Patrick McCarthy:
Good morning, and thank you for taking my questions. Congratulations on a great idea. My first question here is, on 4 to 5% growth rate objectives, is there any way you could break that out into defense applications of the new company and the space applications?

David Thompson:
Good morning, Patrick. This is Dave. Well we'll be providing a little more detail on that as the year goes on. Let me just preview at a somewhat qualitative level, the areas where we see the strongest revenue growth potential.

First of all, in two of the primarily Orbital heritage businesses -- launch vehicles and satellites -- we see improving our competitive position, increasing customer demand for our products, largely because of cost reductions, now that we have a pretty well built out array of products.

In the ATK heritage businesses, we see the same prospects in both missile systems, where ATK has emerged as a very innovative supplier in a market that we tried to find an entry point into for a long time without a heck of a lot of success.

But now through the combination, we'll be in it in an important way. And another business that ATK has developed organically is advanced composite structure for both commercial and military aircraft. This is an area that we expect to grow for many years to come.

We're at the beginning of several major commercial airspace programs with Airbus, Boeing and the engine companies. And so that area, although it starts out small -- it's at present less than 10% of the total company -- it's probably going to grow at a pretty robust rate for a decade or longer.

Patrick McCarthy:
Okay, great. Thank you. And then on the cost synergies, I would have guessed that with a vertical integration and the elimination of profit on profit on the engines that that would get you close to the bottom end of your estimate, is that a fair assessment? Is that a fair way to think about that?

David Thompson:	That's actually pretty good when you think about it. The low end of our estimate pretty much is achieved if that's the only thing we do.

Patrick McCarthy:	Okay, thank you very much.

Operator:	And our next question comes from Gary Liebowitz of Wells Fargo. Please go ahead.

Gary Liebowitz:	Thank you, operator. Good morning, gentlemen.

David Thompson:	Good morning.

Mark DeYoung:	Good morning, Gary.

Gary Liebowitz:
Dave, did I hear you correctly you said for the combined companies, 40% of the pro forma sales would be from the DOD budget. And if that's so, do you have a sense how much would be coming specifically out of the OCO budget?

David Thompson:
No, I'm not - Gary, that's a good question. I think the answer is pretty small in the case of the combined business, but I don't have an exact figure for you. But it's - I'm guessing here it's, you know, single digit, and probably fairly small single digit percentages.

Mark DeYoung:	Yeah, that’s right. That’s right. I think Dave's answer’s right. The ratio that you described is approximately correct.

Most of our defense that’s going forward is in production based programs that are in production with some development programs coming into production.

And those budgets have been sustained by the department on priority programs like (Argum). We talked about that in the past quite a bit on sustaining programs like our large munitions content capabilities and also on the defense side of Orbital ATK will be our expanding international capability with our recent announcement of about $200 million of international ammunition sales to allies. That continues to grow. We’ve told you watch for that. You’re about to see that. So we’re pleased to be able to share that growth with you.

So we’ve got some real stability and growth in the defense business which will strengthen and support Orbital ATK.

Gary Liebowitz:
Great. Great. Thanks. Also there doesn’t seem to be a lot of competitive market overlap between the two companies. Maybe a little bit on the satellite side. Do you anticipate having to sell any businesses to get the approvals you need to close this deal do you?

David Thompson:
No we don't. You're right there’s very little if any competitive overlap in any of the product areas. So we’re as a result the confidence is things will proceed smoothly especially since a major focus of this combination is going to be on reducing costs for both government and commercial customers. But there is, as you say, Gary, is very little if any overlap in any product area.

Gary Liebowitz:	Thank you very much.

David Thompson:	Thank you.

Operator:	And our next question comes from Robert Spingarn of Credit Suisse. Please go ahead.

Robert Spingarn:	Hey good morning.

David Thompson:	Hey Robert.

Robert Spingarn:	Congratulations.

David Thompson:	Thank you.

Robert Spingarn:
I want to go back to Patrick’s question on the revenue growth the 4% to 5% CGR. You went through that a little bit. But it sounds like of all the things you cited the aerospace business A350 I would suspect is the most part, maybe joint strike fighter, those things that are actually in your book and funded. How much of for this business needs to be won forward in order for you to deliver on that forecast?

David Thompson:
This is Dave again. Well looking at the aerospace and defense groups within ATK and comparing their visibility on the basis of contracted backlog the picture’s pretty similar to what we see in Orbital.

From an Orbital standpoint, you know, we operate on a calendar year and ATK’s on a fiscal year. So there’s a three month difference here. But normalizing for that I think both companies as we look ahead for this the next 12 months have 90 plus percent of expected short term revenue in backlog.

As we go out a year or two beyond that we’re still up at the 60 plus percent level. And if you go out far enough clearly we need - we still need to be very successful in competing and winning new business.

But over the next three years the lion’s share of our expected growth is either in backlog today or in the proposal phase that should translate into new contracts before this year is out.

Robert Spingarn:
Okay and the reason I ask the question is because you did speak to some other entity next gen ICBM for example where you’d rather than go it alone either of you you’re better positioned together. As you talk about some of the reasons behind that what are some of the technologies that you deliver or capabilities maybe together that you don't alone?

David Thompson:
Okay sure. Well that’s a really good example because ATK has really, since the 60s been the leader in the strategic and space launch area in solid rockets or propulsion systems which any future either land-based or sea-based strategic missile system require.

In addition particularly over the last 15 years due to Orbital's work on the front line long-range interceptor that defends the United States against long-range missile attack we’ve developed the guidance and control and the vehicle design and systems integration capabilities to put together a strategic system.

This is not designed to be a strategic offensive system but rather a strategic defensive system. So when we bring the two companies together we really have pretty much all of the necessary know-how and capabilities to take on something like a next-gen, ICBM to do so with high confidence and on a affordable basis.

Operator:	And our next question comes from Gautam Khanna of Cohen & Co. Please go ahead.

Gautam Khanna:	Thanks, good morning and congratulations.

David Thompson:	Good morning Gautam.

Gautam Khanna:	I just was wondering if you could talk a little bit more about I think the $35 million to $50 million of integration costs or dis-synergies if you have any and how they phase in?

David Thompson:
Okay. Well let me comment on the second part of your question. We do. At present Orbital purchases between $60 million and $100 million per year. It’s fluctuated up and down over the last five years and rocket motors and structural components and subsystems from ATK.

So from a revenue standpoint when the companies are combined that goes away as a - on a consolidated basis. So that represents let’s call it 75 million of dis-synergies at the topline.

That will be more than offset by the numbers quoted earlier. Those are net numbers by the way. So the gross revenue synergies are larger but we’ve netted out about 75 million a year in what will - what had been intercompany and now will become intra-company work.

With respect to the numbers that Garrett took you through earlier as he said we expect to fully achieve the $70 million to $100 million run rate cost synergies by the end of 2016 because we’ll end up on a gross basis spending about that much to effect the synergies over the next two years.

So when we run that through the questions, the price contracts at an EBIT level spread over two years we expect to see a headwind somewhere between $35 million and $45 million.

I don’t know that that will be spread exactly equal between the two years. It’ll probably be a little bit more front loaded. But over about two years that should be the short term investment required.

Operator:	And our last question comes from Michael Ciarmoli sorry, of Keybanc Capital.

Michael Ciarmoli:	Hey good morning guys, congratulations. Thanks for taking my questions.

David Thompson:	Go ahead. Michael.

Michael Ciarmoli:
You know, Dave could you just elaborate a little bit more on motivation for this deal? I mean I look at ATK, you know, it’s kind of been out there. You know, I guess what I’m struggling with is when we look at ATK’s trajectory of growth on the defense line on the aerospace line they've largely been contracting.

And, you know, you guys on a standalone were in a very good position driving organic growth. It seems like there’s more, you know, cost synergy. Then how do you get comfortable with revenue growth, you know, combining these entities?

All of a sudden you get, you know, excluding ATK’s commercial aerospace fees that we’re going to see an acceleration of revenue growth in some of the business units, you know, like military ammunition, like some of the tactical missile business that are going to now accelerated with the combined entity?

David Thompson:
Yes sure Mike. Yes we’re pretty confident that when we put the systems integration capabilities that Orbital has developed together with the technologies that ATK has mastered that we are really going to see greater customer demand, accelerated growth in our historical space and space markets. I think we can also expect to see improvement in particularly the missile assets of ATK.

If you just look at where things stand now Orbital is in round terms expecting to generate about $1.5 billion in revenue this year. And setting aside the non-space and, you know, the non-space aspects of ATK the combination will add to that $1.5 billion, about $1.2 billion in space related areas.

Now that will change the mix a little bit. The - our commercial satellite business, you know, has - is much larger as a fraction of our total than commercial satellites components at ATK.

On the other hand ATK’s activities in human space flight are comparable to ours. So that combination I think is really a great fit. To the extent we can also bring system design and integration capabilities to ATK’s traditional areas in such - in areas such as tactical missiles or advanced armament I think that will also give us an edge in those markets.

Neal Cohen:
This is Neal Cohen. But I think, you know, embedded in your question you have to understand that we feel like this combination brings not only the opportunity for the synergies Dave spoke about on the revenue side but importantly the opportunity for improvement on the cost side.

And as Garrett talked about and Dave talked about earlier we worked very hard on the ATK side to drive efficiency into the business it gives an opportunity for earnings and earnings growth going forward even in the environment that Dave and Mark described where there are challenges.

So we think the combination together both in terms of the opportunities for the revenue growth that Dave spoke to importantly the strong bottom-line earnings growth to go with that and the cash flow we think you bring all three of those things together and you get a very compelling strategic answer.

Michael Ciarmoli:
Yeah, no that certainly makes sense. And maybe just to slip in the last one here for Dave. You guys obviously are now more vertically integrated with solid rocket motor capability. Big picture, how much does the dynamic or, you know, the industrial base, rocket propulsion reliance on the Russians and, you know, what’s happening, you know, how much did that kind of factor into this decision of just bolstering a vertical integrated company that doesn’t really - might not have to rely on external countries going forward?

David Thompson:
Well, Mike that’s a good point, a good question. We have been looking now for a number of years at opportunities for vertical integration where it makes sense, where it could be done such that the reduction in product costs pretty quickly could be large enough being an investment we needed to make to effect it.

And we’ve done that pretty extensively in electronics, guidance systems, communication systems and so on both in the satellites as well as in the rocket area. But the big remaining challenge that we faced was propulsion.

And depending on the product under discussion the propulsion system can represent anywhere from 25% to maybe 35% of the total cost to put a launch vehicle together and probably some of the other, you know, satellite by the components that ATK provides could represent 10% to 20% of the total cost.

So this gives us an opportunity to go from maybe a 45% to 50% internal value-added in launch vehicles up to 70%, 75%, 80% and not quite such a dramatic change in satellite but nevertheless a movement in that direction and at the same time continue to be a broad-based merchant supplier of rocket propulsion systems and satellites structures and other components to other customers. I think that’s really the, you know, it’s really the best of both worlds from our standpoint.

Mark DeYoung:
I’d like to thank everybody for joining us for joining us here on the call this morning. We’ve just concluded the portion of the call where we’re going to talk about the A&D side of the business for the merger.

I want to particularly, Dave, thank you and thank Garrett and your team and your board for the vision that you shared with us and for being able to put together a tremendous deal.

I think Dave's point about this is kind of the thing that is often sought after and rarely found is exactly right. And both companies are very pleased with the outcome for our shareholders, our employees, and our investors.

David Thompson:
Very good. Thank you Mark and thank you all for joining the first part of the call this morning. We’ll be back after a short break and will re-launch the call talking about Sporting soon if you’ll hang on just a moment. Thank you.

Ready? Ready?

Mark DeYoung:	Okay welcome back. This is Mark DeYoung. I’m here with Neal Cohen.

Neal Cohen:	We're going to wait for the operator, he's got to - he'll turn it back on but just hold.

Mark DeYoung:	Welcome back. This is Mark DeYoung. I’m here with Neal Cohen for the second portion of our call today.

We’re going to talk to a little bit about the sporting spinoff which we announced this morning in combination with our exciting merger with Orbital and some brief comments that I’d like to share with you about the spinoff of sporting and then we’ll take Q&A.

So I want to just first talk about how ATK entered this sporting market. We entered it in 2001 with a focus on ammunition and minimal capability and accessories.

Over the last ten years or so we’ve built the number one position in the shooting sports for hunters, shooting enthusiasts and law enforcement professionals.

In 2013 ATK acquired Caliber company. As most of you will know which was the parent company of Savage Sports Corporation. And we acquired the Bushnell Outdoor products companies as part of our vision and strategy to create leadership positions and expand in our core markets.

This vision and strategy have created opportunities to enter new and adjacent markets in the outdoor recreation industry. And sporting continues to expand presenting opportunities to drive continued and future growth.

The shooting sports are an increasingly popular pastime and the market is growing and attracting new consumers. The market has experienced demographic shifts and new shooters are entering the sport. And this population is increasingly younger and includes more women in diverse participants.

Through our are recent acquisitions we’ve increasingly diversified our product portfolio and expanded our interest in new and adjacent market specifically for accessories in golf, snow skiing, eyewear and outdoor sports.

We also added sporting arms to our offering and we see opportunity for continued expansion across this portfolio once the transaction is complete. Sporting continues to deliver excellent performance. Results from our recently-completed fourth quarter demonstrate a continued revenue and earnings growth and margin expansion. Full details of the fourth quarter, of course, will be provided on May 15 when we have our regular year-end and quarterly fourth quarter earnings call.

The new sporting company will be positioned to capitalize on the growth trends in the active outdoor market with the broadest product range, powerful brands for our consumers, modern and innovative appeal in our products and our presentation of those products and unmatched distribution for a wide array of great products.

We have significant opportunities to drive profitable growth through continuous product innovation, expansion in the accessories and other categories, growth in international markets leveraging our economies of scale where there are cost advantages and value propositions for customers and for our end consumers.

The sporting group's product range makes it an efficient one-stop shop for customers including national retail chains, specialty stores, regional chains, wholesalers, law enforcement agencies and online retailers.

Through the tax-free spin ATK shareholders will own 100% of the shares in sporting. We believe that separating sporting into standalone entity will provide opportunities to continue to drive growth and market resources to broaden and deepen our market leadership.

Our proposed business model will include strong organic growth, reasonable CAPEX investments, sustainable free cash flow and attractive return on invested capital.

We anticipate sporting will be a world leader in the outdoor recreation products market with adjusted pro forma 12-month ended December 2013 revenues of $2.2 billion and EBITDA of $361 million.

As part of the transactions sporting has secured a $750 million senior secured financing commitment and we'll dividend $300 million to $350 million of the proceeds of such new financing immediately to ATK upon closing of the transaction.

We believe that outdoor sports is a fragmented market which provides additional expansion opportunities for both organic growth and acquisitions. The sporting company will be headquartered in Utah and will employ approximately 5,800 workers in 11 states and international.

I'm honored to be appointed Chairman and CEO of the Sporting post the transaction and I will continue to work with our Board of Directors to establish the name and branding of the Sporting company and we'll develop detailed plans for an efficient stakeholder corporate structure.

With that, we're happy to open it up to any questions you may have related to the proposed spin-off of the sporting goods.

Operator:
And at this time if you'd like to ask a question please press the star 1 on your touch-tone phone and you may remove yourself from the queue by pressing the pound key. Our first question comes from Carter Copeland of Barclays. Please go ahead.

Carter Copeland:	Hey, good morning and congratulations, Mark on what is a fantastic deal.

Mark DeYoung:	Thank you, Carter.

Carter Copeland:
I just wanted to discuss really quickly on the rationale of having the Lake City business and the Energetics business go with ATK and to the merged entity as opposed to keeping it, you know, tied to, you know, the spun entity given the I guess synergy and some of your efficiencies and advantages you've enjoyed over the years by having those businesses combined. Can you speak to that a little bit?

Mark DeYoung:
You bet. You bet, Carter. So we are very mindful of the relationship that you described and as you described it, synergies between the facilities. And we believe we've preserved that business arrangement. So what we have in place is because the Army ammunitions plant outside Kansas City, Missouri, which is known as Lake City Army Ammunitions plant is really a DOD-focused plant, it's Army-owned facility.

We operate under a government contracting obligations and requirements, the accounting standards and everything associated with that business are really noncommercial in nature. They're government in nature.

So we thought it was best to align the small caliber munitions piece with our other medium caliber and large caliber ammunition pieces as well as our cannon business for medium caliber and keep that synergy and keep that munitions capability on the DOD side of our business together.

To preserve the relationship to sporting, we are putting in place a long-term supply agreement which will be structured with a three-year term which can be renewed and it allows us to continue to benefit the taxpayer by allowing Lake City, under our current contract agreement, to continue to manufacture ammunition for the commercial market and then to place that ammunition, sell that ammunition to the sporting company which will then place that ammunition in the market.

And the similar relationship with the Energetics side this is basically reloading powder, the canister powder which shows up at retail and online for reloaders. We have a long-term relationship there which will operate under the same general terms to ensure continued supply of that from the Radford Army ammunition plant to consumers of ATK Sporting Company. So we think we've really crafted this appropriately and preserved those benefits.

Operator:	And our next question comes from David Strauss of UBS. Please go ahead.

David Strauss:	Good morning and congratulations, Mark.

Mark DeYoung:	Thank you, David.

David Strauss:
Question about the pro forma EBITDA number you gave as $360 million, how do we think about growth off of that number going forward? It looks like the pro forma Bushnell number in there at, you know, around $70 million; looks way low. You know, the EBIT number of $187 million for the sporting business also looks a lot lower than what we've been running at. So if you could just comment kind of on the growth profile off that number, thanks.

Neal Cohen:
Hi, this is Neal. Good question. First of all what we've done is pro forma'd - we've started with our 12-month results which included obviously two months for Bushnell, six months Savage and we developed from that the pro forma adjustments to include a full year of Bushnell, a full year of Savage as well as the adjustment for corporate costs and adjustment for the costs associated with buying ammunition from Lake City that Mark talked about that although that relationship exists today it's all consolidated in the ATK standalone that will represent the cost of the sporting business.

The $360 million is developed with those adjustments including some estimates for total company cost for the new standalone sporting as well as some improved pension costs associated with potentially leaving behind an amortized losses on the pension plan. So that's - we believe it's a very good estimate for calendar '13.

I think in terms of growth rates I think you go back to the basic premise that Mark talked about at the beginning of this call. If you think about the changes that are going on in the marketplace, the shifting demographics, our consistent track record in terms of generating double-digit growth, the continued increase in the install base, you know, right now we feel that those are the types of metrics that we're looking at in terms of long-term growth rates because those are the metrics that are coming in both the market shifts as well as our leadership in terms of our brands and our products.

So we don't see necessarily a difference in any sort of go-forward growth rates. We're going to talk at our call on the 15th about the prospects for ATK in fiscal '15, give guidance at that time.

And I think the best way to think about it between now and then is to talk about some of the major trends that Mark talked about the beginning of the call.

Operator:	And our next question comes from George Shapiro of Shapiro Research.

George Shapiro:	Yes, Mark, can you just break out the percentage contributions from the non-gun related businesses. So, you know, skiing and the others that you have listed in that - or shown in that table.

Mark DeYoung:
Well the only thing - I guess I can share with you a couple of things we disclosed before, George, in terms of just overall portfolio of the company and that is, you know, on the accessories side of the business we mentioned to you that Bushnell is about a $600 million a year business at the time of acquisition. We mentioned that we had a couple hundred million dollars of other accessories business.

We had mentioned previously that the Savage Firearms portion of the portfolio was roughly between $200 million and $250 million in terms of portfolio construct. All of that is still I think generally true in terms of proportions of those product lines within the sporting spin company.

Aside from that we haven't provided information and we won't be providing information to break that down into product line levels today. But I think those ratios are still consistent.

Operator:	And our next question comes from Herb Hardt of ((inaudible)).

Herb Hardt:	My question was already asked. Thank you.

Operator:	And our next question comes from Joe Nadol of JP Morgan.

Joe Nadol:	Thanks. Good morning. Hi again.

Mark DeYoung:	Hey, Joe.

Joe Nadol:
Mark, on the strategy going forward with sporting once it's outside of ATK can you talk a little bit, whatever you're willing to share, about how things might change in terms of the M&A strategy whether it's about mix, the balance sheet, how you're thinking about - not where the balance is going to start, we know that, but what you feel you're comfortable with on kind of a run rate basis after you're out there for a couple years. So how would you think about this entity and how sporting might how that strategy might involve outside of ATK that's different.

Mark DeYoung:
Yeah, I think that's a good question, Joe. I think that it's an exciting opportunity for sporting to have its own balance sheet stand on its own, be a focused competitor in that space. And look for these opportunities for both adjacency into new markets and leveraging existing cases always to grow share in our existing markets with those products.

From a balance sheet perspective obviously in the press release we try to give to you and you figured it out what the net debt position will be in that $300 million to $350 million range post the dividend which will be released to ATK - Orbital ATK.

So we'll have a very strong balance sheet. We'll be leveraged for growth with reasonable leverage, with lots of opportunity for dry powder. I think we'll be pursuing organic growth with our key brands like Blackhawk which continues to grow organically. We believe there's organic growth opportunities with many of our accessories capabilities both in organic and recently acquired.

And we believe that as look across the shooting sports in general you should be careful not to constrain that vision and that strategy to just firearms and ammunition and things that might be firearms-related.

We believe there are other adjacencies which go through the same distribution channels as firearms and ammunition which we should be mindful of and those should include archery, active Bushnell acquisition. We now have a fantastic arrow company called Gold Tip. They're one of the premiere arrow manufacturing companies in the world.

So we have a limited archery portfolio with more opportunities for growth in that lane. And there are other adjacencies associated with Bushnell's portfolio capabilities for the outdoor sports as we mentioned like snow skiing, outdoor camping and recreational and other solutions so - we've recently acquired.

So I think, Joe, my answer to you would be not be constrained in thinking about this as a gun and ammo company. We view this as an outdoor products and recreational products and consumer based company with great brands who will focus on growing that both organically and inorganically.

Neal Cohen:
And I think that - that comment, Mark, I think the balance sheet will work that flexibility. You mentioned - at the beginning of you question clearly the beginning balance sheet isn't the story, it's where we can take it. And I think if you look at the - if you look at the other companies out there there's a great range of balance sheets from almost no leverage to more leverage.

And I think what we - we really see is the opportunity for the strategy, as Mark talked about, to drive the balance sheet. And the balance sheet is very flexible. It will be able to support the strategy, adapt to the strategy and maintain that opportunity for - as market downsize key areas for growth be prepared to support that without any prospects of sort of long-term insurance to the balance sheet.

Operator:	And our next question comes from Steven Cahall of Royal Bank of Canada.

Steve Cahall:	Yes, thank you very much. Sorry for jumping the gun on sporting before.

Mark DeYoung:	No problem.

Steve Cahall:
Maybe a question - you mentioned reasonable CAPEX, can you maybe talk a little bit about the medium and longer term trends that you see in the ammo business and do you think that the current capacity and footprint you have now is reasonable? Do you have any nearer-term plans to expand the footprint? I know some of you longer periods of inventory constrained; another has more capacity coming on line this year.

Can you just maybe talk about some of those supply and demand dynamics and what your plans are from a CAPEX perspective? Thank you.

Mark DeYoung:	You bet, Steve, no problem. These businesses are quite efficient from a CAPEX perspective particularly now that we've largely modernized much of our manufacturing backbone capability.

Since the acquisition in 2001 of the ammunition companies we have invested regularly year after year not only expansion but modernization which I think is positioned us not to be as inventory constrained as some competitors.

We've been preparing and delivering growth year after year and preparing for a factory of the future strategy which we call it in our sporting business. And that's put us in very good shape to be able to be responsive to the robust demands which are in the market today.

I think traditionally you look at these businesses the capital demands for the businesses typically runs, you know, somewhere around 1%-2% kind of investments going forward. A lot of the accessories business is based on a souring model of limited capital requirements and capital investment, more of a working capital discussion instead of CAPEX.

So I think we've positioned ourselves well. I think that with reasonable CAPEX we can continue to modernize our facilities and expand to meet demand. We're bringing on additional capacity in our ammunition lines right now that we've mentioned to you over the course of the last year on calls. That's coming on line in our fiscal area which will generate $300 million to $400 million additional rounds of capacity on the ammunition side.

We have gone through our supply chain practices close to the Bushnell acquisition. And we are streamlining those supply chain practices and looking at our suppliers and making sure we understand the efficiency and the things that we want to drive for a profitability perspective with our sourcing model.

And we've invested capital this year in Savage following the acquisition for an expansion of their facilities and that's going very well. But, again, it's quite a modest number. So, again, from a CAPEX perspective I don't see CAPEX as being a significant investment for us but it has terrific returns.

Neal Cohen:
Well at the same time I think we follow a very balanced strategy, Mark of working our (PS) initiatives to allow us to generate capacity that complements our CAPEX spending or - was one of our key drivers in FY '14 and we think moving forward with the initiatives around rationalization and optimization of our mix and making sure we can use that to continue to drive greater upside, greater availability while at the same time, as Mark says, spending smartly in CAPEX where we need to.

Operator:	And our next question comes from Gautam Khanna of Cohen & Co.

Gautam Khanna:
Yes, thanks again. Two questions, one if you could just talk about any notable liabilities that the sporting entity will take on with respect to maybe pension or environmental or anything. And second, if you could just walk through how you might - if you might change the management incentive comp or metrics. I know ATK used to measure on EBIT, sales and cash and recall just how that evolve as well. Thanks.

Mark DeYoung:
You bet, thanks Gautam. So first as you think about notable liabilities, there aren’t significant materialized liabilities which will transfer with sporting. They basically take the employees that they have with the retirement plans that they have. And you'll remember we took action last year, it was implemented in June, end of June/first of July timeframe where we went through our pensions and froze those pensions.

So we have a competitive benefits package for our employees with competitive wages and reasonable retirement plans that are also competitive in their markets as a similar product company. And so those will be sustained going forward with no additional notable easier term liabilities with a transfer there.

From an environment perspective, one of the nice things about the spin is our facilities are largely separate and distinct. So that allows us to be very clean from a facilities and a historical footprint as well as environment exposures. We know exactly what they are and they are very modest in our facilities so no surprises there as a result of the transaction or the decisions to spin sporting.

Also in terms of a management incentive, we will structure our debt as in working with the board of sporting going forward but I'm sure that we are focused on growth of the business and we’re focused on shareholder return of the business and profitability improvement and that's what we've we’ve been focused on the past and we will continue to focus on that.

And so I don’t see any wholesale changes actually being required or wholesale liabilities being exposed.

Operator:	And our next question comes from Robert Spingarn from Credit Suisse. Please go ahead.

Robert Spingarn:	Hi again.

Mark DeYoung:	Robert.

Robert Spingarn:
Thinking about the growth in the sporting business, how would you - thinking long-term understanding you're not giving guidance here but since we can’t get out of this norm of the revenue growth-driven or margin growth? And then I have a follow up.

Mark DeYoung:	Okay, so Robert as you know, and you know, I met with you several times including the shot show and you follow the business closely as I think a lot of most people on the call today.

If you look at what has happened with the sporting group under ATK’s leadership, we have generally been able to drive just about 2003, so the last decade, about a 16% combined annual growth rate with 14% of that being on an organic growth basis. So those are very impressive numbers by anybody’s accounting.

So I think part of the strategy will continue to be driving with revenue growth through management of the portfolio capabilities that you can present to our customers. So there will also be opportunities as we continue to harvest economies of scale being one of the largest ammunition manufactures and providers and one of the largest sporting and long-arm manufacturers and providers. And also now having one of the largest market presence under household and brands that the Bushnell acquisition we've got great economies of scale which we will continue to drive.

Neal mentioned our PM’s initiatives that we’ve had as part of our culture in ATK. I can assure you we’re locking in those behind which will become a culture of sporting as well. And so those will continue to drive I think our earnings opportunity.

The market of course will have some bearing on that, and how the markets plays out I don’t think any of us are aware. We will positioning ourselves to be a growth company, we will positioning ourselves to deliver some of the highest returns in our industry. And I think both of those things we are prepared to do and I think people will be pleased with the results.

Robert Spingarn:
Okay and just on the revenue side of that coin, when you think about the ammunition market whether it’s cyclical or growth market and then the accessories market. How would you frame the two in context with one another? In other words, are we struggling along in one than the other?

Mark DeYoung:
Yeah, I think we’re further along on the ammunition segment potentially than the accessories segment. When I say we I mean ATK’s portfolio. I think that the ammunition expansion associated with new shooters and a shift in the type of shooting which is occurring and the type of products which are being used.

In the past, the sporting group was very focused on the hunter. And the hunter’s consumed, frankly, a lot less ammunition than recreational shooters consume. And by recreational shooters I mean those that go to the range and also engage in plinking or range shooting or even competitions with some of the new platforms that have been sold recently in the firearms market, both handguns and modest sporting rifles, who typically consume a lot more ammunition on an annual basis than a hunter might.

So I think in those demographics bode well for sustainability of some of the increased demand that we’ve seen on the ammunition side of the market.

I think on the accessory side, the accessory business within this industry is very, very fragmented with lots of brands, lots of companies of all sizes, many who lack scale, some who have scale, but it’s very, very fragmented.

We believe one of the strategies we can bring to bear will create value for our customers and for the consumer is the one-stop shop approach where you can work with ATK as a strategic partner securing your ammunition needs, your long-rifle needs and your accessory needs both in optics, for scopes that might go on the gun, cleaning kits to clean that gun that you shot our ammunition through, cases to store that gun in if you purchased from Savage and consumes our ammunition; outdoor our GPS capabilities. All of that I think in the shooting sport will bode well for this portfolio.

And then untapped capability on the accessories side and our golf capabilities with the Bushnell Jolt range fighter system and pin-seeker system, those are very exciting technologies in the golf market.

We have great eyewear capabilities with Bolle in the winter sports market which we believe have opportunity continue to be mature as well as other capabilities within the portfolio.

So I think we’re going to be focused heavily on sustaining our ammunition capability, driving margins, sustainment in ammunition capability, delivering innovative solutions that can be married with our firearm’s capability, and then driving growth and accessories in adjacent markets as I mentioned earlier.

Operator:	And our next question comes from Michael Ciarmoli of Keybanc Capital. Please go ahead.

Michael Ciarmoli:	Hey, hello again. Thanks for taking my questions, guys.

Mark DeYoung:	Hi Michael.

Michael Ciarmoli:	Just to be clear on the pension, is that getting split between the two entities based on employees or just give me some clarification of what you’re going to do.

Mark DeYoung:	Sure, I’ll let Neal answer that.

Neal Cohen:
Again, good question. The overarching goal is to make sure that the new sporting company has the balance sheet, the cost structure, has all the elements of those for commercial business with the growth prospect that Mark talked about.

So in going through that, there’s two elements. One is Mark talked about with regard to the pension plan and we have a new pension plan based on our decision last July to freeze the old plan and implement a new market based plan.

And that has liability so the go-forward pension plan onto the employees who will be participating in that, the liability around the historical pension plan is being split between the two companies; it’s been relative to the size of the liability relating to the employee.

And although this number will be refined and changed, it’s roughly about a 90%-10% split. So only about 10% of the liability relates to sporting, and that will be going into sporting.

So post-closing, we’ll go through the process of working this with actuaries, we will be splitting the assets and liabilities of the plan, so about 10% of that will relate to sporting.

However the good news as we shared - you can see on our investor slides, our pension cost/pension requirement are coming down very significantly over the next few years that's going to have a favorable effect back at Orbital ATK. It will also have a favorable effect to the sporting company.

And one last additional item would be through is that in the process of spinning the pension we'll be adjusting the pension liabilities and taking any unamortized liabilities. And they will be left behind; it will be expensed at the time of the spin. And so as a result, our pension expenses at the sporting group will come down not only by virtue of the actions we've taken but another $9 million a year which we showed in our pro forma.

Operator:	And our next question comes from Howard Rubel of Jeffries. Please go ahead.

Howard Rubel:
Thank you. I actually want to follow-up on that and make sure I understood that correctly. What’s the - I mean I know that interest rates had to close are going to be a factor, you know, in what you learned that determine the liability to be. But could you ballpark what that is today? And then I have a small follow-up.

Mark DeYoung:
Well when we release - first of all, good question. When we release our results on May 15th or give you the updated estimate of the liability, I’ll give you the third quarter numbers in just a second if that would be helpful.

And I think the important thing to think about is, the first thing is, that liability will be split relative to the two employee groups. That’s relatively about 90/10 give or take, and obviously the final number will be determined. That liability at the end of our third quarter was $679 million.

And you just put that in context that that’s been coming down consistently over the last few quarters and the last year or so since we made our pension change. We anticipate that will continue to come down, and therefore, we’ll give you the updated numbers when we do our May 15th guidance the year and release our results for year end.

Howard Rubel:
And then just - I appreciate that, Neal. And then just related, how will you, I mean, obviously before you had a arms link, well you had an inter-company transaction with respect to ammo from Lake City and also from Radford.

Could you define a little bit more color in their opportunities for both sides to benefit from either improved costs or about relationships so that, you know, you’re not going to be - I mean you’re going to have some margin, but how is that arrived at?

Mark DeYoung:
As what we’ve always done - what we've done there, (Howard), we create a commercial arms length agreement which will put in place the terms and conditions, we’ve worked through that already, to allow Lake City to enjoy the benefits of being able to produce commercial product in a government facility, absorb overhead on the firm fixed price government contract, and place that extra - have the competitive cost in the commercial market.

Sporting will manage that relationship through our arms length commercial supply agreement with Lake City to the benefit of our customers. So there will be some potential reduction in our margin on Lake City product and we pay some margin to Orbital ATK for that product.

But that relationship will allow us to continue to use that capacity and place those products within our brands and into the consumer hands and through our distribution.

The term of that agreement is three years. We’ll have a stable relationship which has the opportunity to renew at the end of the term. That same relationship will apply to largely the Energetic side, it’s just what we call canister powder which is reloading gun powder for people who buy it in canisters or retailer online for reloading.

So hopefully those relationships will be protected. Both companies will enjoy the benefit from that, and both companies will be able to operate with those products properly.

Operator:	And our next question from George Shapiro of Shapiro Research. Please go ahead.

George Shapiro:	Going forward, Mark, follow-up on my question on the accessories, and would you expect the bulk of the growth to come in the adjacent market outside of the shooter?

Mark DeYoung:	I think initially - initially I think, George, we see our focus on the integration strategy which we’re implementing right now post the Bushnell acquisition. We’re focused on that.

We still have work to do there. We’re well down the road that takes on a nice job with a very strong integration plan and alignment. So we’ll continue to focus on that.

We continue to drive our brands and be able to position that personnel acquisition, the way we envisioned it for ATK. So that will be our first priority is to continue to stay the course of our recently acquired and organic accessories. And then going forward as we complete that integration, moving forward we’ll look for opportunities for further expansion of those accessory opportunities, potential further expansion as well in firearms capabilities that we can deliver to the market.

But first and foremost, drive our strategy on Bushnell to support their growth, our organic accessories growth, and second but almost at the same time, be looking for opportunities for further expansion in firearms and accessories.

George Shapiro:	Okay thanks. Congratulations, a well thought out transaction.

Mark DeYoung:	Thank you.

Operator:	And our next question comes from Robert Spingarn from Credit Suisse.

Robert Spingarn:	Mark, I just had one more. To the extent that you can talk about current ammunition in demand.

And the reason is as two of your competitors have been out there talking about perhaps seeing themselves capacity constrained, which could lower their sales in the near term just because they've shipped everything that they haven't made that was sitting in inventory.

And that's confusing the market on what underlying demand is. Do what extent do you comment on demand?

Mark DeYoung:	Yes, so our view of demand has been that, for the most part in general demand has remained very robust for all of our ammunition categories.

As we mentioned last quarter, there was some softening in some softening in some of the 556, 223 calibers began to show some softening. There was some comments made by a couple of the publicly traded retailers, but we’ve seen some softening. We’ve had the communication of course with those retailers, and it’s largely been confined to those kind of calibers or rifle calibers.

Handgun ammunition remains very robust. Much of the ammunitions associated with rimfire or plinking ammunition for 22s is very, very robust with significant backlog positions.

So in general, we have not seen any wholesale softening for ATK products in the market. And part of that, Robert, I’d like to mention that there are a lot of small companies which have tried to find entry and have had some success including some imports based upon the demand for ammunitions versus supply situation that we found ourselves in domestically.

And our discussions with many of the key retailers, they value ATK as a strategic partner, they recognize our one-stop shop solution. They recognize the value we create with them as they partner in their strategy go-to-market, and we’re not seeing any wholesale cancellations. We are not seeing any significant reductions in our backlog, and in fact we’re strengthening those relationships with our key customers going forward.

So for us, the watch word today as of this call has been stability with continued demand and opportunities for margin improvement and growth in the ammunition business. So we haven’t seen anything to date which is leading us to believe that that is reversing.

Operator:	And that is all the questions we have.

Mark DeYoung:
Okay, will thank you very much. We sure appreciate you joining our call today both for our discussion of the merger with Orbital to create new Orbital ATK which is a very exciting I think vision of the future of our A&D business. And very excited about the opportunities for the spin of sporting to allow it to have its own balance sheet, its own strategy and focus strategy going forward to grow that business.

We appreciate your support of the company and joining us today. Thank you.

END